Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	27520-1 /

Clark Wilson LLP

Barristers & Solicitors

Patent & Trade-mark Agents

800-885 W Georgia Street

Vancouver, BC V6C 3H1

Tel. 604.687.5700

Fax 604.687.6314

November 3, 2009

VIA FAX: 202.772.9368

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Washington, DC 20549

USA

Attention:	Sasha Singh Parikh

Staff Accountant

Dear Sirs/Mesdames:

Re: Upstream Biosciences, Inc. (the “Company”) Item 4.02 Form 8-K filed August 31, 2009 (the “Form 8-K”) File No. 0-50331

Thank you for your letter of September 4, 2009 regarding the Company’s Form 8-K. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of September 4, 2009.

1.         We note that you intend to file restated financial statements for the periods from March 31, 2006 to March 31, 2009. Please tell us when you intend to file these restated financial statements.

Response

The Company is currently preparing the restated financial statements, notes and related changes to the periodic reports as set out in the Form 8-K. The Company intends to file the revised periodic reports containing the restated financial statements by November 30, 2009.

2.         In the first paragraph, you indicate that the financial statements for the period from March 31, 2006 to March 31, 2009 should no longer be relied upon as a result of errors with respect to the accrual of severance provisions relating to management contracts of three senior officers of the company. However, your disclosure in the third paragraph discusses agreements with two officers which were amended effective August 18, 2009 and accordingly, the ‘due to related party liability’ of $300,000 will not be recognized in the financial statements subsequent to June 30, 2009. This disclosure implies an effect going forward and not a restatement to previously issued financial statements. Please revise your disclosure accordingly.

Response

We are informed by the Company that the full liability of $300,000 with respect to the severance provisions under the original employment agreements should be fully recognized as at March 31, 2006. We are further informed that the original $58,333 that was accrued on a straight line basis over the three year term of the original employment agreements should be reversed. We are further informed that the accrued liability, which by March 31, 2009 was fully accrued to $300,000, should be reversed, due to the amended employment agreements dated August 18, 2009.

3.         In the fourth paragraph, you discuss a management services agreement whereby you paid $150,000 annually for consulting services. You also state that the compensation in questions was voluntarily deferred. Please clarify why the accrual of $150,000 at the date of original contract was incorrect.

Response

There were two separate amounts of $150,000 for TCF Ventures Corp. One is related to annual compensation which was voluntarily deferred starting October 2008 to conserve diminishing cash resources and the other relates to a severance provision which should not have been accrued.

In connection with the comments above, please find enclosed a statement from the Company acknowledging the matters requested in your letter of September 4, 2009.

The Company trusts this will resolve all outstanding comments in connection with the foregoing. Should you have any questions, please do not hesitate to contact the writer, Cam McTavish, directly at (604) 891-7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/edm

Encl.